UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Earnings Press Release for Quarter and Six Months Ended June 30, 2018

On July 30, 2018, Gazit-Globe Ltd. (the “Company” or “Gazit”) announced that on August 21, 2018, it will issue a press release reporting its financial results for the quarter and six months ended June 30, 2018.

Conference Call Presentation

Gazit’s senior management will hold an investors’ conference call and live webcast on August 21, 2018, to review and discuss (in English) the second quarter 2018 financial results.

The conference call and live webcast will begin at 10:00 am Eastern Time /4:00 pm Central European Time/ 5:00 pm Israel Time. The Company will publicize details as to how to access the conference call on the Company’s website— www.gazit-globe.com. After the completion of the conference call, a recording will be available on the Company’s website. The content of that website is not a part of this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”), nor is it incorporated by reference herein.

A presentation regarding the Company and its financial results for the second quarter of 2018, related to the conference call, will also be published at the Company’s website close to the time of the conference call.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: July 31, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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